Contractor Plus, Inc.

Audited Financial Statements

For the year ended December 31, 2020

Table of Contents

Independent Auditors' Report

To the Board of Directors and Shareholders
Contractor Plus, Inc.

Report on the Financial Statements

Opinion

We have audited the accompanying balance sheet of Contractor Plus, Inc "The Company", as of December 31, 2020, and the related statements of profit and loss, statement of cash flows, statement of changes in equity, and the notes to the financial statements for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Company as of December 31, 2020, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Organization's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in United States of America will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identified and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Drenchko Stephanie
Nov 17, 2022

Drenchko Stephanie, *CPA*
Partner,
GDS International Co
License #: 098780
Contact: +1 (949) 354-4109
9 Knollwood DrBallston Lake, NY 12019

Independent Auditor

Contractor Plus, Inc.

Balance Sheet

As at December 31, 2020

In US Dollars

	Notes	Amount
Assets		
Non-current Assets		
Property, plant, and equipment		-
Total Non-current assets		**-**
Current Assets		
Cash and Bank Balances	7	558
Total Current assets		**558**
Total Assets		**558**
Liabilities and Equity		
Long-term Liabilities		
Director Loan		7,904
Total Long-term liabilities		**7,904**
Current Liabilities		
Deferred Revenue		99
Provision for Taxation		450
Total Current liabilities		**549**
Total Liabilities		**8,453**
Equity		
Capital		50
Retained Earnings		(7,945)
Total Equity		**(7,895)**
Total Liabilities and Owner's Equity		**558**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager **Chief Executive**

Contractor Plus, Inc.

Income Statement

For the year ended December 31, 2020

In US Dollars

	Notes	Amount
Total Revenue	8	**340**
Less: Cost of Sales	9	-
Gross Profit		**340**
Operating Expenses		
General & Administrative Expenses	10	6,181
Selling & Marketing Expenses	11	2,104
Total Expenses		**(8,285)**
Operating Profit / (Loss)		**(7,945)**
Other Incomes	12	-
Net Profit / (Loss) for the year		**(7,945)**

The annexed notes 01 to 14 form an integral part of these financial statements.

Muhammad Arsalan (Dec 14, 2022 07:11 GMT+5)

Accounts Manager

Muhammad Arsalan

Justin Smith (Dec 13, 2022 21:07 EST)

Chief Executive

Justin Smith

Contractor Plus, Inc.

Statement of Cash Flows

For the year ended December 31, 2020

In US Dollars

	Notes	Amount
Cashflow from Operating Activities		
Profit / (Loss) for the period		**(7,945)**
Adjustments for:		
Deferred Revenue		99
Provision for Taxation		450
Cash used in Operating Activities		**(7,396)**
Cashflow from Investing Activities		
Purchase of Property, plant & Equipment		-
Cash used in Investing Activities		**-**
Cashflow from Financing Activities		
Proceeds from Directors' Loan		7,904
Funds contributed by Members		50
Cash generated from Financing Activities		**7,954**
Net Cash generated during the year		**558**
Cash & Cash equivalents at the beginning of the year		-
Cash & Cash equivalents at the end of the year		**558**

The annexed notes 01 to 14 form an integral part of these financial statements.

Muhammad Arsalan (Dec 14, 2022 07:11 GMT+5)

Justin Smith (Dec 13, 2022 21:07 EST)

Accounts Manager
Muhammad Arsalan

Chief Executive
Justin Smith

Contractor Plus, Inc.

Statement of Changes in Equity

As at December 31, 2020

PARTICULARS	Capital	Retained Earnings	Total
	----------USD----------		
Balance as at February 01, 2020	**-**	**-**	**-**
Add: Owner's Investment	50	-	50
Profit / (Loss) for the period	-	(7,945)	(7,945)
Balance as at December 31, 2020	**50**	**(7,945)**	**(7,895)**

The annexed notes 01 to 14 form an integral part of these financial statements.

Muhammad Arsalan (Dec 14, 2022 07:11 GMT+5)

Accounts Manager

Muhammad Arsalan

Justin Smith (Dec 13, 2022 21:07 EST)

Chief Executive

Justin Smith

Contractor Plus, Inc.

Notes to the Financial Statements

For the year ended December 31, 2020

In US Dollars

These notes form an integral part of the financial statements.

The financial statements were authorized for issue by the Board of Directors on [date]

Note

1 LEGAL STATUS AND NATURE OF BUSINESS

1.1 Contractor Plus, Inc. was incorporated in the State of Delaware on February 1, 2020. Contractor Plus is headquartered in Orlando, Florida. Contractor Plus is a mobile vertical SaaS company comprised of two officers, Justin Smith, CEO and Roshan Sethia, CTO. Contractor Plus is a mobile application for field service contractors. It does estimating, invoicing, post-inspections, payment facilitation, etc.

2 STATEMENT OF COMPLIANCE

2.1 The accompanying Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

3 BASIS OF MEASUREMENT

These financial statement have been prepared under the historical cost convention. In these financial statement, except for the amounts reflected in the cash flow statement, all transactions have been accounted for on accrual basis.

4 JUDGMENT, ESTIMATES AND ASSUMPTIONS

The preparation of financial statements is in conformity with approved accounting standards which requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and related assumptions are reviewed on an ongoing basis. Accounting estimates are revised in the period in which such revisions are made and in any future periods affected.

Judgment made by management in the application of approved standards that have significant effect on the financial statements and estimates with a risk of material adjustment in subsequent year are as follows:

4.1 Provisions

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or to transfer it to a third party.

4.2 Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

5 FUNCTIONAL AND PRESENTATION CURRENCY

These financial statement are prepared in United States Dollars which is the Business' functional currency.

6 SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparation of these financial statements are set out below. These policies have been consistently applied to all years prescribed, unless otherwise stated.

6.1 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

6.2 Property and equipment

Property and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably.

All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

6.3 Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through December 31, 2020, which is the date the financial statements were available to be issued. Through December 31, 2020, no subsequent events required recognition or disclosure in the financial statements.

6.4 Taxation

The business has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The business is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within the reporting period of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the reporting period.

6.5 Provisions

A provision is recognized when, and only when, the companies has a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

6.6 Use of estimates

The preparation of financial statements require the certain critical accounting estimates. It also requires the management to exercise its judgment in the process of applying the Company's accounting policies. Estimates and judgments are continually evaluated and are based on historical experience, including expectation of future events that are believed to be reasonable under the circumstances. The areas where various assumptions and estimates are significant to the Company's financial statements or where judgments were exercised in application of accounting policies are below:

- Operating fixed assets – tangible or intangible
- Assessment of provision for contingencies

Note 7

Cash and Bank Balances	Amount
Cash and Bank Balances	558
Total	**558**

Note 8

Revenue	Amount
Sales	340
Total	**340**

Note 9

Cost of Sales	Amount
Cost of Sales	-
Total	**-**

Contractor Plus, Inc.

Notes to the Financial Statements

For the year ended December 31, 2020

In US Dollars

These notes form an integral part of the financial statements.

Note 10

General & Administrative Expenses

	Amount
IT, Software & Subscriptions	630
Office Supplies & Expenses	350
Other Misc. Expenses	1,075
Salaries & Wages	3,656
Stripe Fees	20
Taxes & Licenses	450
Total	**6,181**

Note 11

Selling & Marketing Expenses

	Amount
Advertisement & Marketing	2,104
Total	**2,104**

Note 12

Other Incomes

	Amount
Discounts, Refunds & Credits	-
Total	**-**

Note 13

Date of Authorization of Financial Statements

These financial statements were authorized for issue on _________________ by the Board of Directors.

Note 14

General

Figures have been rounded off to the nearest dollar.

Muhammad Arsalan (Dec 14, 2022 07:11 GMT+5)

Justin Smith (Dec 13, 2022 21:07 EST)

Accounts Manager	**Chief Executive Officer**
Muhammad Arsalan	Justin Smith

Contractor Plus, Inc.

Audited Financial Statements

For the year ended December 31, 2021

Table of Contents

Independent Auditors' Report

To the Board of Directors and Shareholders

Contractor Plus, Inc.

Report on the Financial Statements

Opinion

We have audited the accompanying balance sheet of Contractor Plus, Inc "The Company", as of December 31, 2021, and the related statements of profit and loss, statement of cash flows, statement of changes in equity, and the notes to the financial statements for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Company as of December 31, 2021, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Organization's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in United States of America will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identified and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Drenchko Stephanie
Nov 17, 2022

Drenchko Stephanie, *CPA*
Partner,
GDS International Co
License #: 098780
Contact: +1 (949) 354-4109
9 Knollwood DrBallston Lake, NY 12019

Independent Auditor

Contractor Plus, Inc.

Balance Sheet

As at December 31, 2021

In US Dollars

	Notes	2021	2020
Assets			
Non-current Assets			
Refund Claims		**128**	-
Total Non-current assets		**128**	-
Current Assets			
Accounts Receivable		**1,271**	-
Cash and Bank Balances	7	**44,416**	558
Total Current assets		**45,687**	558
Total Assets		**45,815**	558
Liabilities and Equity			
Long-term Liabilities			
Convertible Loan		**115,304**	-
Director Loan		**7,904**	7,904
Total Long-term liabilities		**123,208**	7,904
Current Liabilities			
Accrued Expenses		**1,024**	-
Deferred Revenue		**12,121**	99
Provision for Taxation		**-**	450
Short-term Loan		**2,278**	-
Total Current liabilities		**15,423**	549
Total Liabilities		**138,631**	8,453
Equity			
Capital		**53**	50
Retained Earnings		**(92,869)**	(7,945)
Total Equity		**(92,816)**	(7,895)
Total Liabilities and Owner's Equity		**45,815**	558

The annexed notes 01 to 14 form an integral part of these financial statement

Accounts Manager **Chief Executive**

Contractor Plus, Inc.

Income Statement

For the year ended December 31, 2021

In US Dollars

	Notes	2021	2020
Total Revenue	8	**26,454**	340
Less: Cost of Sales	9	-	-
Gross Profit		**26,454**	**340**
Operating Expenses			
General & Administrative Expenses	10	**79,114**	6,181
Selling & Marketing Expenses	11	**32,991**	2,104
Total Expenses		**(112,105)**	(8,285)
Operating Profit / (Loss)		**(85,651)**	(7,945)
Other Income	12	**727**	-
Net Profit / (Loss) for the year		**(84,924)**	(7,945)

The annexed notes 01 to 14 form an integral part of these financial statements.

Muhammad Arsalan (Dec 14, 2022 07:11 GMT+5)

Accounts Manager
Muhammad Arsalan

Justin Smith (Dec 13, 2022 21:07 EST)

Chief Executive
Justin Smith

Contractor Plus, Inc.

Statement of Cash Flows

For the year ended December 31, 2021

In US Dollars

	Notes	2021	2020
Cashflow from Operating Activities			
Profit / (Loss) for the period		**(84,924)**	(7,945)
Adjustments for:			
Depreciation		-	-
Total		-	-
Changes in Working Capital:			
Accounts Receivable		**(1,271)**	-
Accrued Expenses		**1,024**	-
Deferred Revenue		**12,022**	99
Provision for Taxation		**(450)**	450
Short-term Loan		**2,278**	-
Total		**13,602**	549
Cash used in Operating Activities		**(71,322)**	(7,396)
Cashflow from Investing Activities			
Refund Claims		**(128)**	-
Cash used in Investing Activities		**(128)**	-
Cashflow from Financing Activities			
Convertible Loan		**115,304**	-
Director Loan			7,904
Capital Investment		**3**	50
Cash generated from Financing Activities		**115,307**	7,954
Net Cash generated during the year		**43,858**	558
Cash & Cash equivalents at the beginning of the year		**558**	-
Cash & Cash equivalents at the end of the year		**44,416**	558

The annexed notes 01 to 14 form an integral part of these financial statements.

Muhammad Arsalan (Dec 14, 2022 07:11 GMT+5)

Accounts Manager

Muhammad Arsalan

Justin Smith (Dec 13, 2022 21:07 EST)

Chief Executive

Justin Smith

Contractor Plus, Inc.

Statement of Changes in Equity

As at December 31, 2021

PARTICULARS	Capital	Retained Earnings	Total
	----------USD----------		
Balance as at February 01, 2020	**-**	**-**	**-**
Add: Owner's Investment	50	-	50
Profit / (Loss) for the period	-	(7,945)	(7,945)
Balance as at January 01, 2021	**50**	**(7,945)**	**(7,895)**
Add: Owner's Investment	3	-	3
Profit / (Loss) for the period	-	(84,924)	(84,924)
Balance as at December 31, 2021	**53**	**(92,869)**	**(92,816)**

The annexed notes 01 to 14 form an integral part of these financial statements.

Muhammad Arsalan (Dec 14, 2022 07:11 GMT+5)

Justin Smith (Dec 13, 2022 21:07 EST)

Accounts Manager
Muhammad Arsalan

Chief Executive
Justin Smith

Contractor Plus, Inc.

Notes to the Financial Statements

For the year ended December 31, 2021

In US Dollars

These notes form an integral part of the financial statements.

The financial statements were authorized for issue by the Board of Directors on [date]

Note

1 LEGAL STATUS AND NATURE OF BUSINESS

1.1 Contractor Plus, Inc. was incorporated in the State of Delaware on February 1, 2020. Contractor Plus is headquartered in Orlando, Florida. Contractor Plus is a mobile vertical SaaS company comprised of two officers, Justin Smith, CEO and Roshan Sethia, CTO. Contractor Plus is a mobile application for field service contractors. It does estimating, invoicing, post-inspections, payment facilitation, etc.

2 STATEMENT OF COMPLIANCE

2.1 The accompanying Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

3 BASIS OF MEASUREMENT

These financial statement have been prepared under the historical cost convention. In these financial statement, except for the amounts reflected in the cash flow statement, all transactions have been accounted for on accrual basis.

4 JUDGMENT, ESTIMATES AND ASSUMPTIONS

The preparation of financial statements is in conformity with approved accounting standards which requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and related assumptions are reviewed on an ongoing basis. Accounting estimates are revised in the period in which such revisions are made and in any future periods affected.

Judgment made by management in the application of approved standards that have significant effect on the financial statements and estimates with a risk of material adjustment in subsequent year are as follows:

4.1 Depreciation method, rates and useful lives of property, plant and equipment

The management of the Company reassesses useful lives, depreciation method, and rates for each item of property, plan: and equipment annual by considering expected pattern of economic benefits that the Company expects to derive from those items.

4.2 Provisions

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or to transfer it to a third party.

4.3 Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

5 FUNCTIONAL AND PRESENTATION CURRENCY

These financial statement are prepared in United States Dollars which is the Business' functional currency.

6 SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparation of these financial statements are set out below. These policies have been consistently applied to all years prescribed, unless otherwise stated.

6.1 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

6.2 Property and equipment

Property and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably.

All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

In US Dollars

6.3 Intangible asset

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the companies and that the cost of such asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bring the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

6.4 Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through December 31, 2021, which is the date the financial statements were available to be issued. Through December 31, 2021, no subsequent events required recognition or disclosure in the financial statements.

6.5 Taxation

The business has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The business is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the reporting period.

6.6 Provisions

A provision is recognized when, and only when, the companies has a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

6.7 Use of estimates

The preparation of financial statements require the certain critical accounting estimates. It also requires the management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience, including expectation of future events that are believed to be reasonable under the circumstances. The areas where various assumptions and estimates are significant to the Company’s financial statements or where judgments were exercised in application of accounting policies are below:

- Operating fixed assets – tangible or intangible
- Assessment of provision for contingencies

Contractor Plus, Inc.

Notes to the Financial Statements

For the year ended December 31, 2021

In US Dollars

These notes form an integral part of the financial statements.

Note 7

Cash and Bank Balances

	2021	2020
Cash and Bank Balances	**44,416**	558
Total	**44,416**	558

Note 8

Revenue

	2021	2020
Sales	**26,454**	340
Total	**26,454**	340

Note 9

Cost of Sales

	2021	2020
Cost of Sales	-	-
Total	-	-

Note 10

General & Administrative Expenses

	2021	2020
Finance Costs	**1,777**	-
IT, Software & Subscriptions	**1,152**	630
Legal & Professional Fees	**1,759**	-
Office Supplies & Expenses	**540**	350
Other Misc. Expenses	**3,614**	1,075
Salaries & Wages	**64,137**	3,656
Stripe Fees	**3,388**	20
Taxes & Licenses	-	450
Travel	**2,745**	-
Total	**79,114**	6,181

Note 11

Selling & Marketing Expenses

	2021	2020
Advertisement & Marketing	**32,991**	2,104
Total	**32,991**	2,104

Note 12

Other Income

	2021	2020
Discounts, Credits & Refunds	**727**	-
Total	**727**	-

Contractor Plus, Inc.

Notes to the Financial Statements

For the year ended December 31, 2021

In US Dollars

Note 13

Date of Authorization of Financial Statements

These financial statements were authorized for issue on __________________ by the Board of Directors.

Note 14

General

Figures have been rounded off to the nearest dollar.

Muhammad Arsalan (Dec 14, 2022 07:11 GMT+5)

Justin Smith (Dec 13, 2022 21:07 EST)

Accounts Manager
Muhammad Arsalan

Chief Executive Officer
Justin Smith

Contractor Plus, Inc.

Independent Accountant’s Review Report

For the period from January 01, 2022 to April 30, 2022

Independent Accountant's Review Report

November 17, 2022

To the Board of Directors and Members
Contractor Plus, Inc.

We have reviewed the accompanying balance sheet of Contractor Plus, Inc. as of April 30, 2022, the related statements of profit & loss for the period ended, statement of net assets, and the statements of cash flows for the period then ended.

These financial statements are the responsibility of the Company's management. Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of the financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Drenchko Stephanie
Nov 17, 2022

Drenchko Stephanie, ***CPA***
Partner,
GDS International Co
License #: 098780
Contact: +1 (949) 354-4109
9 Knollwood DrBallston Lake, NY 12019

Independent Accountant

Contractor Plus, Inc.

Balance Sheet

As at April 30, 2022

In US Dollars

	Notes	Amount
Assets		
Non-current Assets		
Property, plant, and equipment		-
Total Non-current assets		**-**
Current Assets		
Accounts Receivable		1,748
Cash and Bank Balances	7	20,530
Total Current assets		**22,278**
Total Assets		**22,278**
Liabilities and Equity		
Long-term Liabilities		
Convertible Loan		117,196
Director Loan		7,904
Total Long-term liabilities		**125,100**
Current Liabilities		
Deferred Revenue		15,690
Accrued Expenses		6,639
Total Current liabilities		**22,328**
Total Liabilities		**147,429**
Equity		
Capital		53
Retained Earnings		(125,204)
Total Equity		**(125,151)**
Total Liabilities and Owner's Equity		**22,278**

The annexed notes 01 to 14 form an integral part of these financial statements.

Muhammad Arsalan (Dec 14, 2022 07:11 GMT+5)

Accounts Manager

Muhammad Arsalan

Justin Smith (Dec 13, 2022 21:07 EST)

Chief Executive

Justin Smith

Contractor Plus, Inc.

Income Statement

For the period from January 01, 2022 to April 30, 2022

In US Dollars

	Notes	Amount
Total Revenue	8	**24,262**
Less: Cost of Sales	9	-
Gross Profit		**24,262**
Operating Expenses		
General & Administrative Expenses	10	54,879
Selling & Marketing Expenses	11	1,728
Total Expenses		**(56,607)**
Operating Profit / (Loss)		**(32,345)**
Other Incomes	12	-
Net Profit / (Loss) for the period		**(32,345)**

The annexed notes 01 to 14 form an integral part of these financial statements.

Muhammad Arsalan (Dec 14, 2022 07:11 GMT+5)

Accounts Manager

Muhammad Arsalan

Justin Smith (Dec 13, 2022 21:07 EST)

Chief Executive

Justin Smith

Contractor Plus, Inc.

Statement of Cash Flows

For the period from January 01, 2022 to April 30, 2022

In US Dollars

	Notes	Amount
Cashflow from Operating Activities		
Profit / (Loss) for the period		**(32,345)**
Adjustments for:		
Accounts Receivable		(477)
Deferred Revenue		3,569
Short-term Loan		(2,267)
Accrued Expenses		5,615
Cash used in Operating Activities		**(25,906)**
Cashflow from Investing Activities		
Refund Claims		128
Cash used in Investing Activities		**128**
Cashflow from Financing Activities		
Proceeds from Convertible Loan		1,892
Funds contributed by Members		-
Cash generated from Financing Activities		**1,892**
Net Cash generated during the period		- **23,886**
Cash & Cash equivalents at the beginning of the period		44,416
Cash & Cash equivalents at the end of the period		**20,530**

The annexed notes 01 to 14 form an integral part of these financial statements.

Muhammad Arsalan

Justin Smith (Dec 13, 2022 21:07 EST)

Accounts Manager
Muhammad Arsalan

Chief Executive
Justin Smith

Contractor Plus, Inc.

Statement of Changes in Equity

As at April 30, 2022

PARTICULARS	Capital	Retained Earnings	Total
	------USD------		
Balance as at January 01, 2022	**53**	**(92,858)**	**(92,805)**
Add: Owner's Investment	-	-	-
Profit / (Loss) for the period	-	(32,345)	(32,345)
Balance as at April 30, 2022	**53**	**(125,204)**	**(125,151)**

The annexed notes 01 to 14 form an integral part of these financial statements.

Muhammad Arsalan (Dec 14, 2022 07:11 GMT+5)

Accounts Manager

Muhammad Arsalan

Justin Smith (Dec 13, 2022 21:07 EST)

Chief Executive

Justin Smith

Contractor Plus, Inc.

Notes to the Financial Statements

For the period from January 01, 2022 to April 30, 2022

In US Dollars

These notes form an integral part of the financial statements.

The financial statements were authorized for issue by the Board of Directors on [date]

Note

1 LEGAL STATUS AND NATURE OF BUSINESS

1.1 Contractor Plus, Inc. was incorporated in the State of Delaware on February 1, 2020. Contractor Plus is headquartered in Orlando, Florida. Contractor Plus is a mobile vertical SaaS company comprised of two officers, Justin Smith, CEO and Roshan Sethia, CTO. Contractor Plus is a mobile application for field service contractors. It does estimating, invoicing, post-inspections, payment facilitation, etc.

2 STATEMENT OF COMPLIANCE

2.1 The accompanying Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

3 BASIS OF MEASUREMENT

These financial statement have been prepared under the historical cost convention. In these financial statement, except for the amounts reflected in the cash flow statement, all transactions have been accounted for on accrual basis.

4 JUDGMENT, ESTIMATES AND ASSUMPTIONS

The preparation of financial statements is in conformity with approved accounting standards which requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and related assumptions are reviewed on an ongoing basis. Accounting estimates are revised in the period in which such revisions are made and in any future periods affected.

Judgment made by management in the application of approved standards that have significant effect on the financial statements and estimates with a risk of material adjustment in subsequent year are as follows:

4.1 Depreciation method, rates and useful lives of property, plant and equipment

The management of the Company reassesses useful lives, depreciation method, and rates for each item of property, plan: and equipment annual by considering expected pattern of economic benefits that the Company expects to derive from those items.

4.2 Provisions

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or to transfer it to a third party.

4.3 Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

5 FUNCTIONAL AND PRESENTATION CURRENCY

These financial statement are prepared in United States Dollars which is the Business' functional currency.

6 SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparation of these financial statements are set out below. These policies have been consistently applied to all years prescribed, unless otherwise stated.

6.1 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

6.2 Property and equipment

Property and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

6.3 Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through April 30, 2022, which is the date the financial statements were available to be issued. Through April 30, 2022, no subsequent events required recognition or disclosure in the financial statements.

6.4 Taxation

The business has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The business is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within the reporting period of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the reporting period.

6.5 Provisions

A provision is recognized when, and only when, the companies has a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

6.6 Use of estimates

The preparation of financial statements require the certain critical accounting estimates. It also requires the management to exercise its judgment in the process of applying the Company's accounting policies. Estimates and judgments are continually evaluated and are based on historical experience, including expectation of future events that are believed to be reasonable under the circumstances. The areas where various assumptions and estimates are significant to the Company's financial statements or where judgments were exercised in application of accounting policies are below:

- Operating fixed assets – tangible or intangible
- Assessment of provision for contingencies

Note 7

Cash and Bank Balances	Amount
Cash and Bank Balances	20,530
Total	**20,530**

Note 8

Revenue	Amount
Sales	24,262
Total	**24,262**

Note 9

Cost of Sales	Amount
Cost of Sales	-
Total	**-**

Contractor Plus, Inc.

Notes to the Financial Statements

For the period from January 01, 2022 to April 30, 2022

In US Dollars

These notes form an integral part of the financial statements.

Note 10

General & Administrative Expenses

General & Administrative Expenses	Amount
Finance Cost	1,892
IT, Software & Subscriptions	4,444
Office Supplies & Expenses	1,102
Other Misc. Expenses	2,011
Salaries & Wages	43,478
Stripe Fees	1,612
Travel	340
Total	**54,879**

Note 11

Selling & Marketing Expenses

Selling & Marketing Expenses	Amount
Advertisement & Marketing	1,728
Total	**1,728**

Note 12

Other Incomes

Other Incomes	Amount
Discounts, Refunds & Credits	-
Total	**-**

Note 13

Date of Authorization of Financial Statements

These financial statements were authorized for issue on ___________________ by the Board of Directors.

Note 14

General

Figures have been rounded off to the nearest dollar.

Muhammad Arsalan (Dec 14, 2022 07:11 GMT+5)

Accounts Manager

Muhammad Arsalan

Justin Smith (Dec 13, 2022 21:07 EST)

Chief Executive Officer

Justin Smith